UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

GRAHAM HOLDINGS COMPANY
(Name of Issuer)

Class B Common Stock $1.00 par value
(Title of Class of Securities)

939640 10 8
(CUSIP Number)

Nicole M. Maddrey Graham Holdings Company 1300 North 17th Street Arlington, VA 22209 (703) 345-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Laura G. O’Shaughnessy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
212,830

	8	SHARED VOTING POWER
204,004

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
416,834(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%

Calculated based on 3,845,846 shares of Class B Common Stock outstanding (3,435,811 shares of Class B Common Stock outstanding as of July 26, 2024, plus 410,035 shares issuable upon conversion of Class A Common Stock beneficially owned by the Reporting Person, share for share, into Class B Common Stock)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The aggregate amount reported as beneficially owned in Row 11 does not include (i) 132,415 Class B shares that the Reporting Person’s spouse has the right to purchase, pursuant to stock options, (ii) 16,156 Class B shares held by the Reporting Person’s spouse, and (iii) 5,600 Class B shares held in trust for the benefit of the Reporting Person and her children, for which, in each case, the Reporting Person has no voting or investment power and expressly disclaims beneficial ownership.

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class B Common Stock, par value $1.00 per share (the “Class B Common Stock”), of Graham Holdings Company, a Delaware corporation (the “Company”). The principal executive office of the Company is 1300 North 17th Street, Suite 1700, Arlington, VA 22209.

Item 2.  Identity and Background

(a)-(c) This Statement is being filed by Laura G. O’Shaughnessy (the “Reporting Person”). The principal business address of the Reporting Person is 1300 North 17th Street, Suite 1700, Arlington, VA 22209.

(d)-(e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in Row 4 and Item 5 of this Statement is hereby incorporated by reference into this Item 3.

Effective September 3, 2024, Donald E. Graham, the Reporting Person’s father, and Daniel L. Mosley, as trustees, transferred voting power with respect to 212,830 shares held in trusts for Mr. Graham’s benefit to the Reporting Person by virtue of a revocable proxy.

Item 4.  Purpose of Transaction

The Reporting Person does not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of this Statement. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.  Interest in Securities of the Issuer

Interests of the Reporting Person:

As of September 3, 2024, the Reporting Person was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 416,834 shares of Class B Common Stock of the Company, constituting approximately 10.8% of such shares then outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Act). Such beneficial ownership is as set forth in paragraphs (a) through (e) below.

(a) 194,505 shares of Class A Common Stock, par value $1.00 per share (“Class A Common Stock”), of the Company (Class A Common Stock being convertible share for share into Class B Common Stock), held in trusts for the benefit of the Reporting Person and her siblings, respectively, for which the Reporting Person had shared voting power with respect to such shares by virtue of a revocable proxy granted by Mr. Mosley. The Reporting Person has determined in light of the relevant facts and circumstances that she had shared voting power with respect to such shares.

(b) 212,830 shares of Class A Common Stock, held in trusts for the benefit of the Reporting Person’s father, for which the Reporting Person had sole voting power with respect to such shares by virtue of a revocable proxy granted by the Reporting Person’s father and Mr. Mosley, as trustees.

(c) 2,700 shares of Class A Common Stock, held by the Reporting Person. The Reporting Person has determined in light of the relevant facts and circumstances that she had shared voting and investment power with respect to such shares with her spouse.

(d) 4,099 shares of Class B Common Stock, held by the Reporting Person. The Reporting Person has determined in light of the relevant facts and circumstances that she had shared voting and investment power with respect to such shares with her spouse.

(e) 2,700 shares of Class B Common Stock, held jointly by the Reporting Person and her spouse. The Reporting Person has determined in light of the relevant facts and circumstances that she had shared voting and investment power with respect to such shares with her spouse.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person, except for the matters described in this Statement, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1          Power of Attorney for Laura G. O’Shaughnessy

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2024	By:	/s/ Nicole Maddrey, attorney-in-fact
		Name:	Laura G. O’Shaughnessy